Goldrange Resources, Inc.

114 West Magnolia Street

Suite # 400-136

Bellingham, WA 98225

February 8, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Assistant Director

Dear Ms. Jacobs:

Re: Goldrange Resources, Inc. Registration Statement on Form SB-2 Filed on September 8, 2005 File No. 333-128765

                Thank you for your letter dated October 5, 2005, with respect to the Registration Statement on Form SB-2 (the “Form SB-2”) filed by Goldrange Resources, Inc. (the “Company”) on September 8, 2005.

We enclose our responses to your comments and a blacklined copy of our Amendment to the Form SB-2. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of October 5, 2005.

We have taken this opportunity to review the entire Form SB-2/A and make modifications in addition to those suggested in your comments. We have done this to try to improve the entire document. These changes are shown in the blacklined copy.

Responses

General

1.            We have removed the words “develop” and “development” throughout our disclosure, including in the headnotes and footnotes to our financial statements, and replaced them with the terms “explore” or “exploration.”

Prospectus Summary

2.            Our business is focussed specifically on exploring and exploiting the Gold Creek property and we have now tailored our discussion accordingly.

3.            Upon considering your comment related to clarification of the statement that we “were extra-provincially registered” in British Columbia, Canada, we have realized that this statement is unnecessary because it provides no required disclosure or useful information. Therefore, we have removed the statement.

Being extra-provincially registered is required by Section 375(1) of the Business Corporations Act of British Columbia. The requirement is for every foreign entity (with some exceptions) to register within two months after it begins to carry on business in British Columbia. The fee for registration is currently $350 CD. No act of a foreign entity, including any transfer of property to, or by, the foreign entity, is invalid by reason only that the foreign entity was not, at the time of that act, registered as an extra-provincial company.

Registration protects the name of the foreign entity to the extent that other corporations with the same or similar names will not be able to incorporate or register extra-provincially in British Columbia (except for federal corporations).

Every extra-provincial company registered under the Business Corporations Act of British Columbia is required to file a completed annual report form within two months after each anniversary of the date of its registration or after another date that has been prescribed.

4.            Our resident agent in Nevada is Inc. Plan of Nevada, located at 613 Saddle Rider Court, Henderson, Nevada 89015. We have entered this information into the SB-2/A.

5.            We have revised our disclosure in our summary and throughout the document to disclose that our selling shareholders do not intend to sell their shares prior to our quotation on the OTC Bulletin Board or listing or quotation on another public market. The new wording in our summary is as follows:

The selling stockholders may not sell their shares in the common stock of our company until this registration statement is declared effective. The selling shareholders do not intend to sell their shares before our shares are quoted on the over the National Association of Securities Dealers Inc.’s Over-the-Counter Bulletin Board. However, following the declaration of effectiveness of this registration statement but before our shares are quoted on the Over-the-Counter Bulletin Board, or listed for trading or quotation on any public market, the selling stockholders may sell their shares at a price of $0.20 per share by themselves or through pledgees, donees, transferees, successors in interest, brokers, dealers or underwriters. Brokers, dealers or underwriters may act solely as agents or may acquire shares as principals. Following the quotation of our shares on the Over-the-Counter Bulletin Board, or our common stock being listed for trading or quotation on any public market, the selling stockholders may sell their shares at prevailing market prices or privately negotiated prices.

6.            We have updated our outstanding number of shares throughout the registration statement to a more recent date.

Summary of Financial Data

7.            We have revised our disclosure of working capital in the summary of financial data, along with similar disclosure in our first risk factors, to be consistent with the amounts in our financial statements. We have also reconciled our disclosure of current liabilities to the amount reported in the financial statements.

Risk Factors

8.            We have revised the heading for our risk factors so that each such heading specifically identifies the risks posed by the risk factor discussed thereunder. We have also reorganized the risk factors to group similar risk factors together. Therefore, the numbering of most of the risk factors has changes. Where we have changed a risk factor pursuant to one of your comments, we indicate its new number in our response.

We have a history of losses and fluctuating operating results

9.            We have removed the inapplicable wording and inserted a risk factor that relates directly to our business and a risk factor that applies to the risks posed by an investment in our securities. We have also separated the risks of not generating positive cash flows and the risk of raising insufficient financing. The relevant risk factors are now numbers 2, 3, 9 and 10 and they read as follows:

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, we face a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by us in the exploration of the mineral claim may not result in the discovery of mineral deposits. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of our exploration do not reveal viable commercial mineralization, we may decide to abandon our claim and acquire new claims for new exploration. The acquisition of additional claims will be dependent upon us possessing capital resources at the time in order to purchase such claims. If no funding is available, we may be forced to abandon our operations.

Because of the speculative nature of exploration of mineral properties, there is no assurance that our exploration activities will result in the discovery of new commercially exploitable quantities of minerals.

We plan to continue exploration on our Gold Creek property. The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that additional exploration on our properties will establish that commercially exploitable reserves of minerals exist on our property. Additional potential problems that may prevent us from discovering any reserves of minerals on our property include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of commercially exploitable reserves of minerals on our property our ability to fund future exploration activities will be impeded, we will not be able to operate profitably and investors may lose all of their investment in our company.

We have a history of losses and have a deficit, which raises substantial doubt about our ability to continue as a going concern.

We have not generated any revenues since our incorporation and we will continue to incur operating expenses without revenues until we are in commercial deployment. Our net loss from inception (November 29, 2004) to September 30, 2005 was $38,873. We had cash in the amount of $72,165 as of September 30, 2005. We currently do not have any operations and we have no income. We estimate our average monthly operating expenses to be approximately $14,000 each month. We cannot provide assurances that we will be able to successfully explore and develop our business. These circumstances raise substantial doubt about our ability to continue as a going concern as described in an explanatory paragraph to our independent auditors’ report on our audited consolidated financial statements, dated August 19, 2005, except Note 1, which was revised December 22, 2005. If we are unable to continue as a going concern, investors will likely lose all of their investments in our company.

Our future is dependent upon our ability to obtain financing. If we do not obtain such financing, we may have to cease our exploration activities and investors could lose their entire investment.

There is no assurance that we will operate profitably or will generate positive cash flow in the future. We will require additional financing in order to proceed beyond the first few months of our exploration program. We will also require additional financing for the fees we must pay to maintain our status in relation to the rights to our properties and to pay the fees and expenses necessary to become and operate as a public company. We will also need more funds if the costs of the exploration of our mineral claims are greater than we have anticipated. We will also require additional financing to sustain our business operations if we are not successful in earning revenues. We currently do not have any arrangements for further financing and we may not be able to obtain financing when required. Our future is dependent upon our ability to obtain financing. If we do not obtain such financing, our business could fail and investors could lose their entire investment.

We have a limited operating history

10.          This risk factor is now number 12. We have removed the wording “continuing to grow our business” and have changed the wording to better reflect the current exploration stage of our business. The new risk factor is as follows:

We have a limited operating history and if we are not successful in operating our business, then investors may lose all of their investment in our company.

We have no history of revenues from operations and have no significant assets. We have yet to generate positive earnings and there can be no assurance that we will ever operate profitably. Our company has a limited operating history and is in the exploration stage. The success of our company is significantly dependent on the uncertain events of the discovery and exploitation of mineral reserves on our properties or selling the rights to exploit those mineral reserves. If our business plan is not successful and we are not able to operate profitably, then our stock may become worthless and investors may lose all of their investment in our company.

11.	We have corrected the reference to “acquisition” and inserted “exploration”.

12.          Following your suggestion, we have discussed and elaborated upon the difficulties normally encountered by an exploration-stage company.

Because of the early stage of development

13.          This risk factor is now number 4. We have removed reference to “oil and gas” and corrected the statement to read “deposits of minerals”. This risk factor now has the following heading:

Because our Gold Creek property is without known mineral reserves and because we have never made a profit from our operations, our securities are highly speculative and investors may lose all of their investment in our company.

Our securities must be considered highly speculative, generally because of the nature of our business and our early stage of exploration. Our Gold Creek property is in the exploration stage only and is without known deposits of minerals. Accordingly, we have not generated material revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and exploiting mineral reserves or selling the rights to exploit those mineral reserves. The likelihood of our Gold Creek property containing valuable and commercially exploitable minerals is extremely remote. In all probability, our Gold Creek property does not contain any reserves and any funds that we spend on exploration will be lost. We may never discover mineral resources in our Gold Creek property or any other area, or we may do so and still not be commercially successful if we are unable to exploit those resources profitably or earn revenues from selling the rights to exploit any mineral resources we discover. We may not be able to operate profitably and may have to cease operations, the price of our securities may decline and investors may lose all of their investment in our company.

The potential profitability of mineral ventures depends

14.          This risk factor is now number 6. We have removed the statement concerning worldwide economic uncertainty because we feel that it is no longer appropriate or current to make that statement, even if we were to properly discuss the basis for that assertion and fully explain it.

15.	Risk factor #6 now reads as follows:

The potential profitability of mineral ventures depends in part upon factors beyond the control of our company and even if we discover and exploit mineral deposits, we may never become commercially viable and we may be forced to cease operations.

The commercial feasibility of mineral properties is dependent upon many factors beyond our control, including the existence and size of mineral deposits in the properties we explore, the proximity and capacity of processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental regulation. These factors cannot be accurately predicted and any one or a combination of these factors may result in our company not receiving an adequate return on invested capital. These factors may have material and negative effects on our financial performance and our ability to continue operations.

Competition in the mining industry is highly competitive

16.          This risk factor is now number 8. We have revised this risk factor and removed reference to “explore for minerals and exploit any discovered minerals” and elaborated on the effects of competition in the area, as follows:

As we face intense competition in the mineral exploration and exploitation industry, we will have to compete with our competitors for financing and for qualified managerial and technical employees.

Our competition in the Kamloops area of British Columbia, Canada, includes large established mining companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. We may also have to compete with the other mining companies in the Kamloops area in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

17.          We have revised our risk factor discussion so that each risk factor discussion specifically addresses the risk alluded to in the respective heading. We have also merged the risk factors that contained overlapping discussion. The overlapping risk factors that you directly address in your comments are now merged into risk factor 7. We believe that these changes address the concerns stated in your comment number 17. The new risk factor number 7 reads as follows:

Exploration and exploitation activities are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company.

Exploration and exploitation activities are subject to federal, provincial, and local laws, regulations and policies, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Exploration and exploitation activities are also subject to federal, provincial, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.

Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. Environmental and other legal standards imposed by federal, provincial, or local authorities may be changed and any such changes may prevent us from conducting planned activities or increase our costs of doing so, which would have material adverse effects on our business. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may not be able to or elect not to insure against due to prohibitive premium costs and other reasons. Any laws, regulations or policies of any government body or regulatory agency may be changed, applied or interpreted in a manner which will alter and negatively affect our ability to carry on our business.

Our By-laws contain provisions indemnifying our officers and directors

18.          Upon consideration of your comment, we have determined that the issues concerning our indemnification provisions and policies are covered by the sections of our Form SB-2 entitled “Disclosure Of SEC Position Of Indemnification For Securities Act Liabilities” and “Item 24 Indemnification Of Directors And Officers” and that a risk factor is not required on this point. Therefore, we have removed that risk factor.

As a result of a majority of our directors and officers are residents

19.	We have revised the risk factor. It is now risk factor number 13 and it reads as follows:

Because Steve Bajic, our President, Secretary, Treasurer and one of our directors, lives outside of the United States, you may have no effective recourse against him for misconduct and may not be able to enforce judgement and civil liabilities against him.

Steve Bajic, our President, Secretary, Treasurer and a director of our company is a national and a resident of Canada, and all or a substantial portion of his assets are located outside of the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against him, or obtain judgments against him outside of the United States that are predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Because we do not intend to pay dividends on our common shares

20.	We have revised the risk factor. It is now risk factor number 16 and it reads as follows:

We do not intend to pay dividends on any investment in the shares of stock of our company.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in our company.

Securities and Exchange Commission’s Public Reference

21.	We have updated your contact information in our prospectus, as follows:

Any member of the public may read and copy any materials filed by us with the Securities and Exchange Commission at the SEC's Public Reference Room at 100 F Street N.E. Washington D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Determination of Offering Price,

22.          We have revised our explanation of determination of offering price using your advice as guidance. Our disclosure regarding the determination of offering price now reads as follows:

The selling stockholders may sell their shares of our common stock at a price of $0.20 per share until shares of our common stock are quoted on the Over-the-Counter Bulletin Board, or listed for trading or quoted on any public market and thereafter at prevailing market prices or privately negotiated prices. The offering price of $0.20 per share has been set at the highest exercise price of our outstanding common share purchase warrants and does not have any relationship to any established criteria of value, such as book value or earning per share. Additionally, because we have no significant operating history and have not generated any revenue to date, the price of the common stock is not based on past earnings, nor is the price of the common stock indicative of the current market value of the assets owned by us. No valuation or appraisal has been prepared for our business and potential business expansion. Our common stock is presently not traded on any market or securities exchange and we have not applied for listing or quotation on any public market.

The exercise prices of our common share purchase warrants bear no relationship whatsoever to our assets, earnings, book value or other criteria of value. The factors considered by management in determining the exercise prices of our common share purchase warrants were:

- the proceeds to be raised by the warrants

- the amount of capital to be contributed by the selling stockholders in proportion to the amount of stock to be retained by our existing stockholders

- our relative cash requirements

- the price we believe the selling stockholders were willing to pay for our stock.

Selling Stockholders

23.          We have corrected references to the number of shares of common stock to be registered. We have also corrected and better explained our statement concerning why we cannot predict exactly how many shares will be held by the selling stockholders upon termination of the offering.

24.          We have undertaken a good faith effort to determine the broker-dealer or affiliate status of each of our selling shareholders. We have removed the qualifying phrase “to our knowledge.”

25.          Upon consideration of your comment, we have realized that our disclosure concerning the private placements in the “Selling Stockholders” section is incorrect. Therefore, we have removed the disclosure concerning the private placement from that section. Private placement disclosure is now on page 50 of the SB-2/A. We also will file the form of warrants as required pursuant to Item 601(b) of Regulation S-B with the SB-2/A.

26.          We have included a risk factor disclosure regarding the part-time nature of the efforts of Messrs. Bajic and Hiner, as you request. It is risk factor number 14 and it reads as follows:

Our directors and officers are employed elsewhere and their time and efforts will not be devoted to our company full-time.

Our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail.

27.          We have revised the disclosure set forth for Mr. Bajic to provide a clear and understandable discussion of his business experience as well as his current positions, pursuant to your comments and suggestions. We have clarified our disclosure and identified all reporting companies for which Mr. Bajic serves as a director and identified the various positions he holds. We would like to clarify that Mr. Bajic does not serve and never has served as an officer in Navasota Resources. We confirm that Mr. Bajic regularly works 60 or more hours a week. The new disclosure on Mr. Bajic in response to your comment # 27, is as follows.

Steve Bajic, President, Secretary, Treasurer and Director

On November 29, 2004, Mr. Bajic was appointed as our president, secretary, treasurer and a director of our company.

Education

Mr. Bajic obtained a financial management diploma majoring in finance from the British Columbia Institute of Technology in 1994.

Current Positions

Mr. Bajic currently spends approximately 20 hours per week providing services to our company, which represents approximately one-third of his working hours. He spends the remainder of his working hours working as a director and officer of three other public companies, Integrated Brand Solutions Inc., Fibre-Crown Manufacturing and Cassidy Gold Corp., and one other private company, LF Ventures Inc.

Mr. Bajic is and has been a director and secretary of Integrated Brand Solutions Inc., since May 2004. Integrated Brand Solutions Inc. is a marketing and branding public company. Mr. Bajic does the book-keeping for the company and assists the auditors in quarterly and annual statement preparation. He is now also president and treasurer of Integrated Brand Solutions Inc. and was appointed to this position in May 2005.

Mr. Bajic is vice-president of investor relations of Cassidy Gold Corp., a TSX Venture-listed resource exploration company. He has held this position since October 1999.

Mr. Bajic is the chief financial officer of Fibre-Crown, a public company on the TSX Venture Exchange. He has prepared all the Management Discussion and Analysis for the company’s disclosure documents since the company went public. He has held this position since June 2004.

Mr. Bajic is president of LF Ventures Inc., a private company which offers financial and business services to public and private companies. He has held this position since 1996.

Past Experience

From 1993 to 1994 Mr. Bajic worked as an investment broker with Georgia Pacific Securities Corp. Then, from 1994 to 1997, he was the vice-president of Corporation X Inc., a marketing and investor relations firm where he worked with numerous public and private companies in the areas of corporate finance, strategic planning and investor relations. From 1996 to 1998, he was vice-president of corporate communications of Getchell Resources Inc., a resource exploration company based in Kamloops, British Columbia.

Mr. Bajic was, but is no longer, president, chief executive officer, director and responsible for the book-keeping for the following four public companies during the dates indicated:

1) Duke Capital Corp., (from June 1999 to October 2002), which acquired CCC Internet Solutions Inc., now called Armada Data Corp.;

2) New Xavier Capital Corp., (from March 2000 to August 2001), which acquired RET Internet Services Inc., now called Terra Ventures Inc.;

3) Marquette Capital Corp. (from September 2000 to January 2003) which acquired On-Track Learning Systems Ltd., now called Quizzam Media Corp.; and

4) Tulane Capital Corp. which acquired Fibre-Crown Manufacturing Inc., (from February 2002 to May 2003). Mr. Bajic still serves as a director of Fibre-Crown Manufacturing and was appointed Chief Financial Officer on June 2004.

28.          We feel that Mr. Bajic does have significant experience in accounting matters but we agree that our previous disclosure did not make this clear. We have modified our disclosure as above and believe that a risk factor disclosing a lack of accounting experience is no longer appropriate.

29.          We have now disclosed Mr. Hiner’s business experience for the past five years and we confirm that Mr. Hiner regularly works 50 or more hours a week.

Description of Property

30.          We will file the lease agreement for our current facilities with the SB-2/A and have now explained our statement that we “have use of one office in a packaged space” by explaining that we rent our own office but we share a common receptionist and office equipment with other companies.

Description of Business

31.          We are focussed specifically on exploring and exploiting the Gold Creek Property and have revised our discussion accordingly.

32.          We have clarified our disclosure to appropriately characterize our rights with respect to the Gold Creek property and we have included a map as an exhibit to assist in illustrating the specific property for which we have an option.

33.          We now have provided clear and understandable disclosure as to what the royalty and earn-back rights are and how they may impact our business. We have also removed the term “net smelter return” and used the meaning of “net smelter return” in its place. We believe that this renders our description of the letter agreement with Navasota easier to understand.

34.          We have now included a detailed discussion of the material terms of our prospective joint venture arrangement with Navasota Resources and how it impacts or may impact our business. We have also elaborated in greater detail the material terms of the option in the mining claims under the letter agreement including the operations and purpose of the Technical Committee.

We entered into an oral concurrent service arrangement with Navasota Resources that is similar to the service agreement contemplated by the letter agreement dated February 15, 2005. We have modified our disclosure to reflect that fact and to provide a brief description of the terms of that oral agreement.

35.          We have elaborated on our explanation that we do plan to identify and exploit all economically viable mineral deposits or sell or otherwise assign the rights to exploit such deposits.

36.          We have provided additional disclosure with respect to the identity of Navasota Resources and elaborated on how we came to be familiar with and decided to acquire the interest in the mining claims on the Gold Creek property from Navasota Resources. The additional disclosure relating to Navasota is found under the section entitled “Description of Business” in the SB-2/A and it reads as follows:

Navasota, from whom we obtained the rights in the Gold Creek property, is a public company listed on the TSX Venture Exchange. Steve Bajic has a business relationship with a director and corporate secretary of Navasota, James T. Gillis, who introduced him to the project. Navasota is currently focusing its attention on other projects, leaving the Gold Creek property available. Goldrange was looking for a property that had had some exploration work already done on it with indications of a possible mineral deposit and the Gold Creek property fit the requirements.

37.          We have reconciled the difference in the number of claims that we believed to have obtained and the number of claims that Navasota Resources indicated that we acquired in its press release dated May 4, 2005. The number of claims is three (3). We have included all material terms and disclosed the total areas within the claims in the SB-2/A, as follows:

The Gold Creek property consists of three (3) adjoining claim blocks, comprising 58 units (each unit measures 25 hectares), approximately 5.6 square miles, on Crown land. The claims have not been legally surveyed and all are within an area called the Kamloops Mining Division, Province of British Columbia, Canada.

Table 1: Gold Creek Claims

Claim Name	Record #	# of Units	Expiry Date*

Gold Creek	394105	20	Aug. 16, 2011
Gold Creek 2	395895	18	Aug. 16, 2011
Gold Creek 3	395896	20	Aug. 16, 2011

Total: 58 units

*These are estimates

38.          In the SB-2/A, we have clarified our disclosure to reflect whether the payments we refer to have in fact been made, as follows:

Our company must make the following payments to exercise the option and obtain the mineral rights on the Gold Creek Property:

1.	$5,000 within a period of two (2) months from the date of signing the Agreement, which has been paid.
2.	$10,000 on or before February 15, 2006, which has not yet been paid; and,
3.	$15,000 on or before February 15, 2007, which has not yet been paid.
39.	The Assessment Report

We now have two assessment reports: the one that we referred to in the original Form SB-2 and the most recent assessment report. We will send copies of both assessment reports to you.

We have removed information based on, references to and summaries of the old assessment report from our SB-2/A because the report is highly technical and does not disclose any measured or indicated reserves. We believe that to follow Industry Guide 7, even though we are an exploration stage company, we should not use the old assessment report to describe the Gold Creek property.

40.   There was no relationship between Navasota Resources and the authors of the first assessment report that was referred to in the SB-2 that we filed. That report was prepared by an independent geologist. The latest assessment report, which we will send to you, was prepared by Mr. Chris Wild, the President and CEO of Navasota.

Description, Location and Access

41.     We have modified the description of the property to amend the “units” and we have described them in the manner you suggest. The new disclosure is found in our response to your comment #37 and in the SB-2/A. The term “expiry dates” mean the dates up to which the claims on the property are good for to the current optioner, which is Navasota. These claims recently have been extended for approximately five additional years.

42.   We have removed all industry, scientific and other jargon that is not plain English. Following the regulation requirements for the Form SB-2, we describe all relevant details of the Company’s business and the Gold Creek property without the use of such terms.

Exploration History

43.   We have revised our disclosure to ensure that all exploration on our properties is disclosed in a summary and balanced manner. In the SB-2/A, we have disclosed as follows:

A program consisting of the testing of 6 drill hole samples was conducted by Navasota Resources Ltd. in December 2004. Four holes tested traces of gold in the soil in particular areas, one drill hole tested an area where traces of minerals indicated that minerals might be found and one hole tested for minerals at the north end of the property. The drill core samples did not show any notable indications of any presence of commercially exploitable mineral deposits. However, the results are not conclusive of whether any mineral deposits exist in the property. Drilling failed to explain the traces of gold that were found in the soil in the south half of the property. The drill core sample at the north end of the property showed some indications of geological conditions where further exploration for mineral deposits might be warranted.

Under a previous owner, whose identity our company does not know, the claims that are now owned by Goldrange produced 36 tonnes of ore between the years 1936 and 1952, yielding 3732 grams of silver, 1581 kilograms of copper, 1341 kilograms of lead, and 651 kilograms of zinc.

44.	We have revised our text according to the general checklist that you provide.

45.   We have removed the reference to “hand mining” because it was used in connection with the gathering of samples for examination that now is described in plain English in the first paragraph under “Exploration History”.

46.   As you point out, the Noranda surveys were not conducted on our Gold Creek property, so we have reviewed and revised our disclosure to remove references to it. The Northstar survey was done on our property and we have described it in the section entitled “Exploration History”. We removed the title “Northstar survey” in case it was a confusing and unnecessary detail and simply described the exploration that was done.

47.   We have removed the technical jargon that was used in our Form SB-2 and have reviewed and revised all descriptions of the Gold Creek property.

48.   The reference to the Joe claims has been removed because it was not relevant to our Gold Creek property claims and was inserted in the disclosure in error. We have amended our disclosure to directly relate only to the properties that we have a right to explore or mine. We have removed all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of our properties.

Regional Geography

49.   We now have provided you with a copy of the regional geochemical survey conducted by the British Columbia Geological Survey. We have removed information from our prospectus that comes directly from this survey. We obtained this survey at nominal cost.

Mineral Occurrences

50.   We have amended our disclosure to directly relate only to the properties that we have a right to explore or mine. We have removed all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of our properties.

Physical Work

51.   We have removed the technical details and jargon concerning the magnetometer survey because it did not add anything useful about the property and it was confusing.

Conclusions and Recommendations

52.   We have removed the description of the items previously listed in our disclosure of the recommendations of the assessment report because we are going to proceed with an exploration program of our own development. We have disclosed a separate brief summary of our proposed exploration program, particularly outlining the order of the work that we plan to undertake.

Competitors

53.   We have removed reference to competition for desirable mining properties because we do not plan to seek out other mining properties as part of our business.

Management’s Discussion and Analysis

54.	We have presented disclosure relating to any off-balance sheet arrangements.

55.   We have included a discussion of the costs associated with operating as a publicly reporting company in our plan of operations and in our risk factor #10.

Plan of Operations

56.   We have amended our tabular disclosure of our estimated funding requirements for the next twelve months and expanded upon what “Work Program” encompasses. We have also reconsidered and amended our statements concerning our budget for trenching.

We have not included the funds necessary to implement the recommendations set forth in the Assessment Report because we have decided to develop our own exploration program based on management’s analysis of the best way to move forward and the financial situation of the Company.

57.   We have revised our statements to clarify that we acquired an option to obtain mineral rights in the Gold Creek property.

58.   We have removed references to the idea that acquisition will be a factor in the success or continuation of our business because that is not the case and that statement was included in error.

59.   We have elaborated on our financing alternatives and provided a discussion of how long we can satisfy our cash requirements and whether we will have to raise additional funds in the next 12 months.

Certain Relationships and Related Transactions

60.   Mr. Bajic is not, and has never been, employed with Navasota Resources. Any statements to the contrary were made in error. We apologize for any misinformation on that point. We have modified our disclosure to fully explain any relationship that we have with Navasota Resources and to fully comply with the requirements of Item 404 of Regulation S-B.

Executive Compensation

61.   We have now included the compensation that we pay to Mr. Bajic as salary on our compensation table. We have also now included all of the material terms of the verbal agreement and filed a written description of the agreement as an exhibit to our registration statement. Although we agreed to pay Mr. Bajic $3,000 a month starting March 1, 2005, we do not pay him that entire amount because of the financial needs of the Company.

Financial Statements

62.   We now have provided a currently dated consent for the amended financial statements and ensured that the financial statements have been updated as required by Item 310(g) of Regulation S-B.

63.   We have revised our disclosure in Note 1 to the financial statements and ensured that the financial statements include only those periods covered by the auditor’s report and any subsequent interim periods, as required by Item 310 of Regulation S-B. We have clearly labeled any unaudited financial statements as such.

Audit Report

Our auditor to revise the audit report to discuss the management’s plans with respect to continuing as a going concern. We have also revised Note 1 to include similar disclosures.

Statement of Operations

65.   We have changed our disclosure to show the $275 as interest income and to present the amount below loss from operations.

66.  We now disclose basic and diluted earnings per share on share on the statement of operations as you have requested. We have also revised note 2 to include disclosure regarding any potentially dilutive securities that were excluded from the calculation of earnings per share because the effect would have been anti-dilutive, in accordance with paragraph 40(c) of FAS 128.

67.   We have revised our disclosures to be consistent with other disclosures in the financial statements.

Statement of Cash Flows,

68.  We have revised the cash flow statement to be consistent with other disclosures in the financial statements. We have corrected the column labels and fixed the ending cash balance.

Statement of Stockholders’ Equity

69.  We have revised the statement to show the transactions affecting each equity line item since inception. We have combined issuances within the same fiscal year for the same type of consideration and for the same amount per equity. We have also provided footnotes describing the material terms of each material transaction. We have also revised the amounts shown for the accumulated deficit and total net loss.

Note 4 – Mineral Property

70.  We have revised our disclosure to indicate the date of the agreement, the cash payments made under the agreement, and how the payments were recorded in the financial statements. We will account for future cash payments under the agreement as expenses in the period in which those expenses are incurred.

Note 8 – Related Party Transactions

71.  We have revised our disclosure to clearly indicate the periods in which the transactions occurred. We have also revised our disclosure to include the material terms of the management agreement and the sale of the founder’s shares.

Item 27. Exhibits

72.	We have filed the form of Stock Certificate as an exhibit to our registration statement.

73.   We have obtained a new counsel’s opinion that addresses the validity of all shares on a current basis. Counsel has removed the qualification that they are “generally familiar” with Nevada law. Counsel’s opinion is provided as to the validity of the securities being sold without qualification. Counsel is a member of the bar British Columbia, Canada and also of California and, as such, is not only Canadian counsel but also United States counsel.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that it may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Goldrange Resources, Inc.

Per: /s/ Steve Bajic

Steve Bajic, President